

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

June 28, 2011

Via E-mail
John E. Crisp
Chairman, President and Chief Executive Officer
Forbes Energy Services Ltd.
3000 South Business Highway 281
Alice, Texas 78332

> **Re:** **Forbes Energy Services Ltd.**
> **Amendment No. 3 to Registration Statement on Form S-4**
> **Filed June 17, 2011**
> **File No. 333-170741**

Dear Mr. Crisp:

We have reviewed your registration statement and your letter dated June 17, 2011, and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement, we may have additional comments.

Amendment No. 3 to Registration Statement on Form S-4

General

1.  We note your disclosure regarding your business segments at pages 51 and 52, including your reference to activities related to hydraulic fracturing. Please clarify for us, with a view toward disclosure, your operations that relate to hydraulic fracturing. For example, please clarify whether the services that you perform include the provision of hydraulic fracturing.

2.       In addition, please tell us, with a view for disclosure:

- the location of your activities that relate to fracking;

- the percentage of your services involved in fracking;

- the anticipated costs and funding associated with fracking activities; and

- whether there have been any incidents, citations, or suits related to your operations related to fracking for environmental concerns, and if so, what your response has been.

3.       In regard to your services related to fracking, please also tell us what steps you have taken to minimize any potential environmental impact. For example, and without limitation, please explain, as applicable, if you:

- have steps in place to ensure that your drilling, casing, and cementing adhere to known best practices;

- monitor the rate and pressure of the fracturing treatment in real time for any abrupt change in rate or pressure;

- evaluate the environmental impact of additives to the frac fluid; and

- minimize the use of water and/or dispose of it in a way that minimizes the impact to nearby surface water.

4.       Please tell us which chemicals you are injecting in connection with your hydraulic fracturing services, if applicable.

5.       In light of the public concern over the risks relating to hydraulic fracturing, please review your disclosure in your registration statement and periodic reports to ensure that you have disclosed all material information regarding your potential liability. This would include, for example, your potential liability in connection with any environmental contamination related to your fracturing operations.  For example, and without limitation, please consider, and address in your response, the following with respect to your hydraulic fracturing operations:

- the applicable policy limits and deductibles related to your insurance coverage;

- your related indemnification obligations and those of your customers, if applicable;

- your insurance coverage with respect to any liability related to any resulting negative environmental effects; and

- the risks for which you are insured for your hydraulic fracturing operations.

6.      In this regard, please tell us what remediation plans or procedures you have in place to deal with the environmental impact that would occur in the event of a spill or leak in connection with your services related to hydraulic fracturing.

Exhibit 5.2

7.      We note your response to comment 6 in our letter dated May 4, 2011, and we reissue the comment.  As appropriate, the opinion may clarify elsewhere that counsel has received representations from the company regarding the matters set forth in assumptions (e), (f) (k) and (j), but it does not appear appropriate to retain these assumptions.  Please obtain and file a revised opinion.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Shannon Buskirk at (202) 551-3717 or Ethan Horowitz, Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Sirimal R. Mukerjee at (202) 551-3340 or, in his absence, Laura Nicholson at (202) 551-3584 or me at (202) 551-3740 with any other questions.

Sincerely,

/s/ H. Roger Schwall

H. Roger Schwall
Assistant Director

cc:     Via E-mail
        R. Clyde Parker, Jr., Esq.